      							OMB Number	3235-0287
								Expires:	December 31, 2001
								Estimated average burden
								hours per response			0.5
FORM 4
/  /	Check this box if no longer
	subject to Section 16.  Form 4 or
	Form 5 obligations may continue.
	See Instruction 1(b).

				U.S. SECURITIES AND EXCHANGE COMMISSION
						Washington, D. C. 20549
				STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)

1.	Name and Address of Reporting Person *

	Crosslink Capital, Inc., 555 California Street, Suite 2350, San
	Francisco, 	CA  94104

2.	Issuer Name and Ticker or Trading Symbol

	Eloquent Inc  ELOQ

3.	IRS or Social Security Number of Reporting Person (Voluntary)

	________

4.	Statement for Month/Year

	May 2000

5.	If Amendment, Date of Original (Month/Year)	___________

6.	Relationship of reporting person to issuer
	(Check all applicable)

	____ Director			_XX_ 10% Owner

	____ Officer (give		_XX_ Other (specify
          title below)			  below)
			Affiliate of Director

7.	Individual or Joint/Group Filing (Check Applicable line)

	____ Form filed by one Reporting Person

	_XX_ Form filed by More than One Reporting Person

FORM 4 (continued)							Page 2 of 7 Pages

Table I -	Non-Derivative Securities Acquired, Disposed of,
		or Beneficially Owned

1.	Title of Security (Instr. 3)

	Common Stock

2.	Transaction Date (Month/Day/Year)

	05/01/00

3.	Transaction Code (Instr. 8)

	Code						V

	__P____					_________

4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

	Amount			(A) or (D)				Price

	100,000				A					$9.4875

5.	Amount of Securities Beneficially Owned at End of Month
	(Inst. 3 and 4)

	1,717,501

6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

	____I(1)________

7.	Nature of Indirect Beneficial Ownership (Inst. 4)

	_____(1)_____________________________________________________________
_

__________________________________________________________________________
_


Reminder:	Report on a separate line for each class of
		securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person,
  see Instruction 4(b)(v).							SEC 1474 (3-
99)

FORM 4 (continued)							Page 3 of 7 Pages

Table I -	Non-Derivative Securities Acquired, Disposed of,
		or Beneficially Owned

1.	Title of Security (Instr. 3)

	Common Stock

2.	Transaction Date (Month/Day/Year)

	05/24/00

3.	Transaction Code (Instr. 8)

	Code						V

	__P____					_________

4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

	Amount			(A) or (D)				Price

	60,000				A					$6.3667

5.	Amount of Securities Beneficially Owned at End of Month
	(Inst. 3 and 4)

	1,717,501

6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

	____I(1)________

7.	Nature of Indirect Beneficial Ownership (Inst. 4)

	_____(1)_____________________________________________________________
_

__________________________________________________________________________
_


Reminder:	Report on a separate line for each class of
		securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person,
  see Instruction 4(b)(v).							SEC 1474 (3-
99)

FORM 4 (continued)								Page 4 of 7 Pages

Table II -	Derivative Securities Acquired, Disposed of,
		or Beneficially Owned
		(e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)

	______________________________

2.	Conversion or Exercise Price of Derivative Security

	_________________

3.	Transaction Date (Month/Day/Year)

	______________

4.	Transaction Code (Instr. 8)

	Code  ______		V  ______

5.	Number of Derivative Securities Acquired (A)	or Disposed of (D)
	(Instr. 3, 4, and 5)

	(A)	_____________	(D)	______________

6.	Date Exercisable and Expiration Date (Month/Day/Year)

	Date Exercisable				Expiration Date
	____________________			________________________

7.	Title and Amount of Securities Underlying Derivative Security
	(Instr. 3 and 4)

	Title				Amount or Number of Shares

	__________________		__________________________

8.	Price of Derivative Security (Instr. 5)

	_______________

9.	Number of derivative Securities Beneficially Owned at End of Month
	(Instr. 4)
	_______________

10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I)

FORM 4 (continued)								Page 5 of 7 Pages

	(Instr. 4)
	__________________

11.	Nature of Indirect Beneficial Ownership (Inst. 4)
	_____________________________________________________________________
__________________________________________________________________________
_

Explanation of Responses:

(1) Owned indirectly by Crosslink Capital, Inc. ("Crosslink") in a fiduciary capacity as the investment adviser to the client accounts in which the securities are held, and by Michael Joseph Stark and Seymour Franklin Kaufman as the control persons of Crosslink. This filing reflects insider status that may be imputed to Crosslink and certain of its affiliates because one of Crosslink's employees is a director of Eloquent Inc. This filing shall not be deemed an admission that Crosslink or any of its affiliates, for purposes of Section 16 of the Securities Exchange Act of 1934 or otherwise, is the beneficial owner of any securities reported on this statement. Crosslink, Mr. Stark and Mr. Kaufman disclaim beneficial ownership of the securities reported except to the extent of their respective pecuniary interests in those securities.


Dated:	June 7, 2000 				Crosslink Capital, Inc.


								By:	_________________________
									Michael Joseph Stark
									President


_____________________				________________________
Michael Joseph Stark				Seymour Franklin Kaufman


**	Intentional misstatements or omissions of facts constitute
	Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.
78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
	 If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

FORM 3 (continued)								Page 6 of 7 Pages

						CONFIRMING STATEMENT

This Statement confirms that the undersigned have authorized and designated Crosslink Capital, Inc. ("Crosslink") to execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Eloquent Inc (Eloquent).
The authority of Crosslink under this Statement shall continue until the undersigned are no longer required to file Forms 3, 4 and 5 with regard to the undersigned's ownership of or transactions in securities of Eloquent, unless earlier revoked in writing. The undersigned acknowledge that Crosslink is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated:	June 7, 2000 				Crosslink Capital, Inc.


								By:	_________________________
									Michael Joseph Stark
									President


_____________________				________________________
Michael Joseph Stark				Seymour Franklin Kaufman

FORM 3 (continued)								Page 7 of 7 Pages

						JOINT FILER INFORMATION

Name:					Michael Joseph Stark
						555 California Street, Suite 2350
						San Francisco, CA  94104

Designated Filer:			Crosslink Capital, Inc.

Issuer & Ticker Symbol:		Eloquent Inc 	(ELOQ)

Date of Event Requiring Statement:	5/01/00


Signature:				_____________________
						Michael Joseph Stark


Name:					Seymour Franklin Kaufman
						555 California Street, Suite 2350
						San Francisco, CA  94

Designated Filer:			Crosslink Capital, Inc.

Issuer & Ticker Symbol:		Eloquent Inc 	(ELOQ)

Date of Event Requiring Statement:	5/01/00


Signature:				________________________
						Seymour Franklin Kaufman